Filed Pursuant to Rule 433 Registration No. 333−136666 November 9, 2007
STRUCTURED EQUITY PRODUCTS
New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC.
Note Linked to the Standard & Poor’s 500 Index® Due: May [●], 2009
INVESTMENT HIGHLIGHTS
•	18 month term to maturity.
•	The Notes are linked to the performance of the Standard & Poor’ 500 Index® and are not principal protected.
•	Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A+ by S&P).
•	Issue Price: 100.00% of the Principal Amount.
•
If, at maturity, the Index Return is greater than zero, the Cash Settlement Value per Note will be equal to the $1,000 principal amount of the Note plus the product of (a) $1,000 multiplied by (b) the Upside Participation Rate multiplied by (c) the lesser of the Index Return and Maximum Index Return. Thus, if the Final Index Level is greater than 111.00% of the Initial Index Level, regardless of the extent to which the Final Index Level is greater than the Initial Index Level, we will pay you $1,220.00 per Note, which represents a maximum return of 22.00% on the Notes.

•
If, at maturity, the Index Return is less than or equal to zero but greater than or equal to the Trigger Level, the Cash Settlement Value per Note will be equal to the $1,000.00 principal amount of the Note.

•
If, at maturity, the Index Return is less than the Trigger Level, the Cash Settlement Value per Note will be equal to the $1,000.00 principal amount of the Note plus the product of (i) the Index Return minus the Trigger Level, multiplied by (ii) $1,000.00. Thus, if the Index Return is less than the Trigger Level, for each 1% difference between the Index Return and the Trigger Level, you will lose an amount of your Notes equal to 1% multiplied by the $1,000.00 principal amount of your Notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

BEAR, STEARNS & CO. INC. STRUCTURED EQUITY PRODUCTS (212) 272-6928

STRUCTURED PRODUCTS GROUP

TERMS OF OFFERING

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A1 / A+ (Moody’s / S&P)
CUSIP NUMBER:	073928Y23
ISSUE PRICE:	100.00% of the Principal Amount.
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$1,000.00 per Note and $1,000.00 multiples thereafter
SELLING PERIOD ENDS:	November [●], 2007
SETTLEMENT DATE:	November [●], 2007
CALCULATION DATE:
May [●], 2009 unless such date is not an Index Business Day, in which case the Calculation Date shall be the next Index Business Day. The Calculation Date is subject to adjustment as described in the Pricing Supplement under “Description of the Notes - Market Disruption Events.”

MATURITY DATE:
The Notes are expected to mature on May [●], 2009 unless such date is not an Business Day, in which case the Maturity Date shall be the next Business Day. If the Calculation Date is adjusted due to the occurrence of a Market Disruption Event, the Maturity Date will be three Business Days following the adjusted Calculation Date.

CASH SETTLEMENT VALUE:	On the Maturity Date, you will receive the Cash Settlement Value, an amount in cash that depends upon the Index Return. The Cash Settlement Value, per Note, will be calculated as follows:

(i)    If, at maturity, the Index Return is greater than zero, the Cash Settlement Value per Note will be equal to the $1,000 principal amount of the Note plus the product of (a) $1,000 multiplied by (b) the Upside Participation Rate multiplied by (c) the lesser of the Index Return and the Maximum Index Return. Thus, if the Final Index Level is greater than 111.00% of the Initial Index Level, regardless of the extent to which the Final Index Level is greater than the Initial Index Level, we will pay you $1,220.00 per Note, which represents a maximum return of 22.00% on the Notes.

(ii)    If, at maturity, the Index Return is less than or equal to zero but greater than or equal to the Trigger Level, the Cash Settlement Value per Note will be equal to the $1,000.00 principal amount of the Note.

(iii)    If, at maturity, the Index Return is less than the Trigger Level, the Cash Settlement Value per Note will be equal to the $1,000.00 principal amount of the Note plus the product of (i) the Index Return minus the Trigger Level, multiplied by (ii) $1,000.00. Thus, if the Index Return is less than the Trigger Level, for each 1% difference between the Index Return and the Trigger Level, you will lose an amount of your Notes equal to 1% multiplied by the $1,000.00 principal amount of your Notes.

INDEX RETURN:	Equals the quotient of (a) the Final Index Level minus the Initial Index Level, divided by (b) the Initial Index Level.
MAXIMUM INDEX RETURN:	11.00%.
TRIGGER LEVEL:	-10.00%
UPSIDE PARTICIPATION RATE:	200.00%

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

INITIAL INDEX LEVEL:	Equals [●], the closing level of the Index on November [●], 2007.
FINAL INDEX LEVEL:	The Final Index Level will be determined by the Calculation Agent and will equal the closing level of the Index on the Calculation Date.
EXCHANGE LISTING:	The Notes will not be listed on any securities exchange or quotation system.
INDEX BUSINESS DAY:	Means any day on which the Primary Exchange (as defined in the Pricing Supplement) and each Related Exchange (as defined in the Pricing Supplement) are scheduled to be open for trading.
BUSINESS DAY:	Any day other than a Saturday or Sunday, on which banking institutions in the cities of New York, New York and London, England are not authorized or obligated by law or executive order to be closed.
CALCULATION AGENT:	Bear, Stearns & Co. Inc.
INDEX:	Standard & Poor’s 500 Index® (ticker “SPX”), as published, calculated and disseminated by Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (the “Sponsor”).

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated November 9, 2007 (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated November 9, 2007 (subject to completion):
http://www.sec.gov/Archives/edgar/data/777001/000114420407059650/v093273_424b2.htm
•	Prospectus Supplement dated August 16, 2006:
http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm
•	Prospectus dated August 16, 2006:
http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE HYPOTHETICAL CASH SETTLEMENT VALUE TABLE

The following tables and graphs are for illustrative purposes and are not indicative of the future performance of the Index or the future value of the Notes.

Because the level of the Index may be subject to significant fluctuation over the term of the Notes, it is not possible to present a chart or table illustrating the complete range of all possible Cash Settlement Values. Therefore, the examples do not purport to be representative of every possible scenario concerning increases or decreases in the Index during the term of the Notes. You should not construe these examples or the data included in any table or graph below as an indication or assurance of the expected performance of the Notes.

You can review the historical levels of the Index in the section of this pricing supplement called “Description of the Index.” The historical performance of the Index included in this pricing supplement should not be taken as an indication of the future performance of the Index during the term of the Notes. It is impossible to predict whether the Final Index Level will be greater than or less than the Initial Index Level.

The examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

•	Investor purchases $1,000.00 aggregate principal amount of Notes at the initial public offering price of $1,000.00.

•	Investor holds the Notes to maturity.

•	The Initial Index Level is equal to 1,475.00.

•	The maximum return on the Notes is 22.00%.

•	All returns are based on an 18-month term; pre-tax basis.

•	No Market Disruption Events occur during the term of the Notes.

Example 1: The Index Return is positive and greater than the Maximum Index Return.

In this example, the Index rises over the term of the Notes. On the Calculation Date, the Final Index Level is 2,065.00, representing an Index Return of 40.00%. In this example, because the Index Return is greater than the Maximum Index Return, the Cash Settlement Value would be $1,220.00, as calculated below.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

If the Index Return is positive, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Notes plus the product of (a) $1,000.00 multiplied by (b) the Upside Participation Rate and (c) the lesser of the Index Return and the Maximum Index Return. In this example, since the Index Return is greater than the Maximum Index Return, the Cash Settlement Value on the Maturity Date would be $1,220.00, which is equal to the $1,000.00 principal amount of the Notes plus the product of (i) $1,000.00 multiplied by (ii) 200.00% multiplied by (iii) 11.00%. This example illustrates the fact that the return on your Notes will be limited to the maximum return on the Notes of 22.00% if the Index Return is greater than the Maximum Index Return.

Example 2: The Index Return is positive but less than the Maximum Index Return.

In this example, the Index rises over the term of the Notes. On the Calculation Date, the Final Index Level is 1,622.50, representing an Index Return of 10.00%, as calculated below.

In this example, because the Index Return is less than the Maximum Index Return, the Cash Settlement Value would be $1,200.00, as calculated below.

In this example, the level of the Index rises 10.00% over the term of the Notes, and your return on investment would be 20.00%.

Example 3: The Index Return is negative, but is greater than the Trigger Level.

In this example, the Index declines over the term of the Notes. On the Calculation Date, the Final Index Level is 1,357.00, representing an Index Return of -8.00%, as calculated below.

Since the Index Return is negative but is greater than the Trigger Level, the Cash Settlement Value would equal the $1,000.00 principal amount of the Note.

In this example, the level of the Index decreases 8.00% over the term of the Notes, and your return on investment would be 0.00%.

Example 4: The Index Return is negative and is less than the Trigger Level.

In this example, the Index declines over the term of the Notes. On the Calculation Date, the Final Index Level is 1,032.00, representing an Index Return of -30.00%, as calculated below.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

In this example, because the Index Return is less than the Trigger Level the Cash Settlement Value would be $800.00, as calculated below.

This example demonstrates that if the Index Return is less than the Trigger Level, for each 1% difference between the Index Return and the Trigger Level, you will lose an amount of your Notes equal to 1% multiplied by the $1,000.00 principal amount of your Notes. If the Index Return is less than the Trigger Level, you will lose some or possibly all of your initial investment in the Notes.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Summary of Examples 1 Through 4
Reflecting the Cash Settlement Value

	Example 1	Example 2	Example 3	Example 4
Initial Index Level	1,475.00	1,475.00	1,475.00	1,475.00
Hypothetical Final Index Level	2,065.00	1,622.50	1,357.00	1,032.50
Value of Final Index Level relative to the Initial Index Level	Higher	Higher	Lower	Lower
Principal fully repaid?	Yes	Yes	Yes	No
Cash Settlement Value per Note	$1,220.00	$1,200.00	$1,000.00	$800.00

Table of Hypothetical Cash Settlement Values
Initial Index Level	Final Index Level	Index Return	Cash Settlement Value Per Note	Return if Held to Maturity	Initial Index Level	Final Index Level	Index Return	Cash Settlement Value Per Note	Return if Held to Maturity
1,475.00	1,888.00	+28.00%	$1,220.00	22.00%	1,475.00	1,460.25	-1.00%	$1000.00	0.00%
1,475.00	1,873.25	+27.00%	$1,220.00	22.00%	1,475.00	1,445.50	-2.00%	$1000.00	0.00%
1,475.00	1,858.50	+26.00%	$1,220.00	22.00%	1,475.00	1,430.75	-3.00%	$1000.00	0.00%
1,475.00	1,843.75	+25.00%	$1,220.00	22.00%	1,475.00	1,416.00	-4.00%	$1000.00	0.00%
1,475.00	1,829.00	+24.00%	$1,220.00	22.00%	1,475.00	1,401.25	-5.00%	$1000.00	0.00%
1,475.00	1,814.25	+23.00%	$1,220.00	22.00%	1,475.00	1,386.50	-6.00%	$1000.00	0.00%
1,475.00	1,799.50	+22.00%	$1,220.00	22.00%	1,475.00	1,371.75	-7.00%	$1000.00	0.00%
1,475.00	1,784.75	+21.00%	$1,220.00	22.00%	1,475.00	1,357.00	-8.00%	$1000.00	0.00%
1,475.00	1,770.00	+20.00%	$1,220.00	22.00%	1,475.00	1,342.25	-9.00%	$1000.00	0.00%
1,475.00	1,755.25	+19.00%	$1,220.00	22.00%	1,475.00	1,327.50	-10.00%	$1000.00	0.00%
1,475.00	1,740.50	+18.00%	$1,220.00	22.00%	1,475.00	1,312.75	-11.00%	$990.00	-1.00%
1,475.00	1,725.75	+17.00%	$1,220.00	22.00%	1,475.00	1,298.00	-12.00%	$980.00	-2.00%
1,475.00	1,711.00	+16.00%	$1,220.00	22.00%	1,475.00	1,283.25	-13.00%	$970.00	-3.00%
1,475.00	1,696.25	+15.00%	$1,220.00	22.00%	1,475.00	1,268.50	-14.00%	$960.00	-4.00%
1,475.00	1,681.50	+14.00%	$1,220.00	22.00%	1,475.00	1,253.75	-15.00%	$950.00	-5.00%
1,475.00	1,666.75	+13.00%	$1,220.00	22.00%	1,475.00	1,239.00	-16.00%	$940.00	-6.00%
1,475.00	1,652.00	+12.00%	$1,220.00	22.00%	1,475.00	1,224.25	-17.00%	$930.00	-7.00%
1,475.00	1,637.25	+11.00%	$1,220.00	22.00%	1,475.00	1,209.50	-18.00%	$920.00	-8.00%
1,475.00	1,622.50	+10.00%	$1,200.00	20.00%	1,475.00	1,194.75	-19.00%	$910.00	-9.00%
1,475.00	1,607.75	+9.00%	$1,180.00	18.00%	1,475.00	1,180.00	-20.00%	$900.00	-10.00%
1,475.00	1,593.00	+8.00%	$1,160.00	16.00%	1,475.00	1,165.25	-21.00%	$890.00	-11.00%
1,475.00	1,578.25	+7.00%	$1,140.00	14.00%	1,475.00	1,150.50	-22.00%	$880.00	-12.00%
1,475.00	1,563.50	+6.00%	$1,120.00	12.00%	1,475.00	1,135.75	-23.00%	$870.00	-13.00%
1,475.00	1,548.75	+5.00%	$1,100.00	10.00%	1,475.00	1,121.00	-24.00%	$860.00	-14.00%
1,475.00	1,534.00	+4.00%	$1,080.00	8.00%	1,475.00	1,106.25	-25.00%	$850.00	-15.00%
1,475.00	1,519.25	+3.00%	$1,060.00	6.00%	1,475.00	1,091.50	-26.00%	$840.00	-16.00%
1,475.00	1,504.50	+2.00%	$1,040.00	4.00%	1,475.00	1,076.75	-27.00%	$830.00	-17.00%
1,475.00	1,489.75	+1.00%	$1,020.00	2.00%	1,475.00	1,062.00	-28.00%	$820.00	-18.00%

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

SELECTED RISK CONSIDERATIONS

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Suitability of Note for investment - A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•
Possible loss of principal - The Notes are not principal protected. If, at maturity, the Index Return is less than the Trigger Level, there will be no principal protection on the Notes and the Cash Settlement Value you will receive will be less than the initial offering price. In that case, you will receive less, and possibly significantly less, than your initial investment in the Notes.

•
Maximum return of 22.00% - You will not receive more than the Maximum Index Return of 22.00% at maturity. Because the Maximum Index Return on the Notes is 22.00%, the maximum Cash Settlement Value is $1,220.00. Therefore, the Cash Settlement Value will not reflect the increase in the value of the Notes if the Initial Index Level increases by more than 11.00%.

•
No interest, dividend or other payments - You will not receive any interest, dividend payments or other distributions on the stocks underlying the Index, nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

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Not exchange listed - The Notes will not be listed on any securities exchange or quotation system, and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

•
Liquidity - Because the Notes will not be listed on any securities exchange or quotation system, we do not expect a trading market to develop, and, if such a market were to develop, it may not be liquid. Our subsidiary, Bear, Stearns & Co. Inc. has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

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Taxes - The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. We intend to treat the Notes for all tax purposes as pre-paid cash-settled executory contracts linked to the level of the Index and, where required, to file information returns with the Internal Revenue Service in accordance with such treatment. Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes. Assuming the Notes are treated as pre-paid cash-settled executory contracts, you should be required to recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes). You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in the Pricing Supplement.

BEAR, STEARNS & CO. INC.